                        1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                             No.121 Park Avenue III
                          Science-Based Industrial Park
                                Hsin-chu, Taiwan
                    (Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F    V                           Form 40-F ________
                  -------

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes _______                              No    V
                                                    -------

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

                 TSMC Monthly Sales Report -- December 2002

Hsin-Chu, Taiwan, January 9, 2003-- Taiwan Semiconductor Manufacturing Company Ltd. ("TSMC" or "the Company") (TAIEX: 2330, NYSE: TSM) today announced that net sales for December 2002 totaled NT$11,278 million, while revenues from January to December 2002 totaled NT$160,898 million.

TSMC Spokesperson Mr. Harvey Chang noted that the Company's book-to-bill ratio was above 1.0 in both November and December 2002, indicating steady growth in orders. However, TSMC realized a decrease in unit sales for December 2002 as the holiday season drew to a close, resulting in a 22.7% revenue decline compared to the month prior and a 3.9% decrease on a year-over-year basis. The Company's sales revenues from January through December 2002 represented a 27.8% increase over the corresponding 2001 period.

Mr. Chang noted that net sales for the fourth quarter of 2002 were slightly higher than those for the third quarter because fourth quarter revenues came partially from inventory for the end of the third quarter of 2002. The Company's utilization rate was 61 percent in the fourth quarter of 2002 as previously forecast, although relatively low over the third quarter of 2002. Gross margins are expected to decline five to six percentage points over the same period.


                              #      #      #


Sales Report: (Unit: NT$ million)
------------------------------------------------------------------------------
Net Sales                       2002/(1)/           2001             Growth
------------------------------------------------------------------------------
December                           11,278          11,733             -3.9%
------------------------------------------------------------------------------
January through December          160,898         125,888             27.8%
------------------------------------------------------------------------------
(1): Year 2002 figures have not been audited.

TSMC Spokesperson:
Mr. Harvey Chang
Senior Vice President
Tel: 886-3-578-0221 Ext2075

For further information, please contact:
Mr. J.H. Tzeng                           Mr. Jesse Chou
PR Department Manager, TSMC              Public Affairs Manager, TSMC
Tel:886-3-567-3338                       Tel:886-3-5673347 (O)
    886-928-882-607(Mobile)                  886-932-113-258(Mobile)
Fax:886-3-567-0121                       Fax:03-5670121
Email:jhtzeng@tsmc.com.tw                Email:jhchoua@tsmc.com.tw

Ms. Shan-Shan Guo
PR Manager, TSMC
Tel:886-3-5673345(O)
    886-939-059-246 (Mobile)
Fax:03-5670121
Email: ssguo@tsmc.com.tw

              Taiwan Semiconductor Manufacturing Company Limited
                                January 09, 2003

This is to report the changes or status of 1)Sales volume 2) funds lent to other parties 3) Endorsements and quarantees 4) Financial derivative transactions for the period of December 2002.

1) Sales volume (NT$: Thousand)

-----------------------------------------------------------------------------------------------
      Time             Items              2002             2001          Changes        (%)
-----------------------------------------------------------------------------------------------
Dec.              Invoice amount       12,612,131        9,425,369        3,186,762     33.81%
-----------------------------------------------------------------------------------------------
Jan. -Dec.        Invoice amount      163,369,433      125,256,525       38,112,908     30.43%
-----------------------------------------------------------------------------------------------
Dec.              Net sales            11,277,901       11,733,275         -455,374     -3.88%
-----------------------------------------------------------------------------------------------
Jan. -Dec.        Net sales           160,898,329      125,888,003       35,010,326     27.81%
-----------------------------------------------------------------------------------------------

2) Funds lent to other parties (NT$ Thousand)

---------------------------------------------------------------------------------------
                            Limit of lending       December      Bal. As of period end
---------------------------------------------------------------------------------------
TSMC                                39,845,773            -                          -
---------------------------------------------------------------------------------------
TSMC's subsidiaries                 27,099,972         (590)                   347,530
---------------------------------------------------------------------------------------

3) Endorsements and quarantees (NT$ Thousand)

---------------------------------------------------------------------------------------
                       Limit of endorsements        December     Bal. As of period end
---------------------------------------------------------------------------------------
TSMC                                 59,768,660     (40,120)                23,632,040
---------------------------------------------------------------------------------------
TSMC's subsidiaries                         N/A                                      0
---------------------------------------------------------------------------------------
TSMC endorses for subsidiaries                      (40,120)                23,632,040
---------------------------------------------------------------------------------------
TSMC's subsidiaries endorse for TSMC                      0                          0
---------------------------------------------------------------------------------------
TSMC endorses for PRC companies                           0                          0
---------------------------------------------------------------------------------------
TSMC's subsidiaries endorse for PRC companies             0                          0
---------------------------------------------------------------------------------------

4) Financial derivatives transactions

a-1. Hedging purpose (for assets / liabilities denominated in foreign currencies)

---------------------------------------------------------------------------------------
                                             Liabilities:     YEN:     4,274,850,000
                                                           ----------------------------
     Underlying assets / liabilities                          EUR:        89,000,000
                                          ---------------------------------------------
                                                  Assets:      US$       715,000,000
---------------------------------------------------------------------------------------
      Financial instruments                                     FX forward contracts
---------------------------------------------------------------------------------------
      Realized profit (loss)                                            NT$5,798,233
---------------------------------------------------------------------------------------

a-2. Hedging purpose (for the position of floating rate liabilities)

---------------------------------------------------------------------------------------
     Underlying assets / liabilities         Liabilities:           NT$5,000,000,000
---------------------------------------------------------------------------------------
      Financial instruments                                       Interest rate swap
---------------------------------------------------------------------------------------
      Realized profit (loss)                                                       -
---------------------------------------------------------------------------------------

     b. Trading purpose: None.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Taiwan Semiconductor Manufacturing Company Ltd.

Date: January 9, 2003       By   /s/  Harvey Chang
                              --------------------------------------
                                 Harvey Chang
                                 Senior Vice President & Chief Financial Officer